Exhibit 99.45

NEWTON ENERGY CORPORATION

Management’s Discussion and Analysis

For the six-month period ended

June 30, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) reviews Newton Energy Corporation’s (“Newton” or the “Corporation”) activities and results for the six-month period ended June 30, 2020. It should be read in conjunction with the unaudited Condensed Interim Financial Statements for the six-month period ended June 30, 2020, together with the accompanying notes, included in that report. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

In the MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. Additional information relating to the Corporation’s activities can be found on SEDAR at www.sedar.com.

Date of Report

This MD&A is dated August 27, 2020 and presents material information up to this date.

Forward-Looking Information

This discussion offers management’s analysis of the financial and operating results of the Corporation and contains certain forward-looking statements. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. The Corporation cautions readers and prospective investors in the Corporation’s securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation.

Forward looking information is based on management's current expectations and assumptions regarding, among other things, future capital and other expenditures (including the amount, nature and sources of funding thereof), future economic conditions, future currency and exchange rates. Although the Corporation believes the expectations and assumptions reflected in such forward- looking information are reasonable, they may prove to be incorrect. Forward-looking information involves significant known and unknown risks and uncertainties.

See the Risk Factors section of this MD&A for a further description of these risks. The forward- looking information included in this report is expressly qualified in its entirety by this cautionary statement. The Corporation assumes no obligation to update or revise any forward-looking information to reflect new events or circumstances, except as required by law. For additional information relating to the risks and uncertainties facing the Corporation, see “Risk Factors.”

Description of Business

The Corporation is a publicly traded, Calgary-based Corporation that is listed under the symbol “NTN” on NEX of the TSX Venture Exchange (“TSXV”). The year 2014 was a transition for the Corporation as it exited the oil and gas sector with the sale of 100% of its oil and gas assets. The Corporation has embarked on a new direction and is exploring new projects and ventures. The Corporation is considering business structures including acquisitions, mergers, joint ventures, reverse takeovers or other corporate arrangements acceptable to regulatory authorities.

Agreement with Field Trip Psychedelics Inc.

Newton entered into a definitive agreement dated August 21, 2020 (the “Amalgamation Agreement”) with Field Trip Psychedelics Inc. (“Field Trip”) (www.fieldtriphealth.com) and Newton’s wholly- owned subsidiary, Newton Energy Subco Limited (“Newton Subco”), pursuant to which the parties intend to complete a going-public transaction for Field Trip (the “Transaction”). The Transaction is structured as a three-cornered amalgamation, which will result in Field Trip becoming a wholly- owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of Field Trip becoming security holders of Newton. In connection with the completion of the Transaction, it is intended that Newton will change its name to “Field Trip Health Ltd.” (the “Resulting Issuer”). The Amalgamation Agreement will be made available on SEDAR at www.sedar.com.

Field Trip and Newton anticipate the closing of the Transaction (the "Closing") will occur on or about September 29, 2020. The Transaction is subject to the receipt of all necessary regulatory and shareholder approvals as well as the satisfaction of conditions to the Closing as set out in the Amalgamation Agreement.

Field Trip was incorporated pursuant to the provisions of the Canada Business Corporations Act on April 2, 2019. Field Trip is redefining mental health and wellness with ground-breaking work in psychedelics and psychedelic therapies. Through its Field Trip Health centres opening across North America, that provide best-in-class psychedelic-therapies, and drug development and advanced research on plant-based psychedelics through Field Trip Discovery, its newly formed drug development division, Field Trip's goal is to help those in treatment and those seeking accelerated personal growth with a simple, evidence-based way to heal and heighten engagement with the world.

Audited Financial Information for Period from Incorporation on April 2, 2019 to March 31, 2020
Total Assets	$12,541,095
Total Liabilities	$2,121,083
Revenues	$1,000
Net Losses	$2,678,365
Cash	$9,690,758

On August 14, 2020, Field Trip completed brokered and non-brokered private placements of an aggregate of 5,516,724 class A shares in the capital of Field Trip (each, a "Field Trip Share"), at a price of $2.00 per Field Trip Share, for aggregate gross proceeds of $11,033,448 (the “Private Placement”). Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement, for which they were paid a cash commission of $391,082, and were issued 55,167 class A shares and 299,753 compensation warrants, with each warrant exercisable into one class A share of Field Trip at a price of $2.00 per share until August 14, 2022. The funds to be available to the Resulting Issuer upon the Closing are expected to be approximately $14,000,000 which includes the net proceeds of the Private Placement. These funds are anticipated to be principally used for the continued expansion and development of the Field Trip clinics, costs associated with Field Trip's research, drug discovery and development initiatives, for technology innovation and for general corporate purposes. While the Resulting Issuer intends to spend the funds available to it as stated herein, there may be circumstances where management reasonably determines that a reallocation of funds is necessary.

Newton will hold an annual and special meeting of its shareholders on September 24, 2020, subject to adjournment or postponement (the “Newton Meeting”), to approve, among other things: (a) the election of the directors of the Resulting Issuer in connection with the Closing; (b) the authorization to amend the articles of Newton to change its name to “Field Trip Health Ltd.” or such similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Newton; (c) the consolidation (the “Consolidation”) of the issued and outstanding common shares of Newton (each a “Newton Share”) prior to the Closing on the basis of one (1) post-Consolidation Newton Share for every eight (8) pre-Consolidation Newton Shares; (d) the authorization to apply to de-list the Newton Shares from the facilities of the TSX Venture Exchange (the “TSXV”) and apply to list the Newton Shares on the facilities of the Canadian Securities Exchange (the “CSE”); (e) the adoption of certain amendments to the bylaws of Newton; and (f) such other special business as may be properly brought before the Newton Meeting or any postponement or adjournment thereof. Upon completion of the Consolidation, it is anticipated that the 6,361,047 currently issued and outstanding Newton Shares will be consolidated into 795,131 post-Consolidation Newton Shares. Details regarding the Newton Meeting are available in a management information circular dated August 21, 2020 that has been mailed to shareholders of Newton. The Transaction will be approved by the sole shareholder of Newton Subco and by the shareholders of Field Trip prior to the Closing. Under the terms of the Amalgamation Agreement, at the effective time of the Transaction, among other things: (a) each issued and outstanding Field Trip Share (other than Field Trip Shares held by holders that have validly exercised their dissent rights) will be cancelled, and the holder thereof will receive one fully paid and non-assessable common share of the Resulting Issuer (each, a “Resulting Issuer Share”) (on a post-Consolidation basis) in exchange for such Field Trip Share; and (b) each outstanding Field Trip stock option and warrant (of which approximately 3,466,806 stock options and 299,753 warrants are outstanding as at the date hereof) will be cancelled and its holder will receive in exchange therefor an option or warrant, as applicable of the Resulting Issuer to purchase a Resulting Issuer Share which convertible securities shall have all of the terms and conditions, including the exercise price, term to expiry, vesting conditions and manner of exercising, as the Field Trip option or warrant for which it was exchanged. In connection with the Closing, an aggregate of 35,590,954 Resulting Issuer Shares will be issued to holders of Field Trip Shares. Immediately after the Closing, and after giving effect to the Consolidation, the shareholders of Newton will own approximately 2.2% of the Resulting Issuer Shares and the former shareholders of Field Trip will own approximately 97.8% of the Resulting Issuer Shares, each on an undiluted basis.

In connection with the Transaction, and subject to the receipt of all necessary shareholder and regulatory approvals, Newton intends to voluntarily de-list the Newton Shares from the NEX board of the TSXV. It is a condition of the Closing that Newton has obtained the conditional approval of the CSE for listing of the Resulting Issuer Shares on the CSE. As a result, it is anticipated that the Transaction will be governed by the policies of the CSE. Completion of the Transaction will be subject to the closing conditions set forth in the Amalgamation Agreement, which include the approval of the listing of Resulting Issuer Shares on the CSE, the approval of the Transaction by shareholders of Field Trip, approval of matters ancillary to the Transaction by shareholders of Newton at the Newton Meeting, and certain standard closing conditions, including there being no material adverse change in the business of Newton or Field Trip prior to completion of the Transaction. The Transaction itself is not subject to shareholder approval of Newton. The proposed de-listing of the Newton Shares from the TSXV is subject to the approval of a majority of the minority shareholders of Newton.

The Transaction is an arm’s length transaction.

Upon completion of the Transaction, it is anticipated that the following persons identified will serve as directors and officers of the Resulting Issuer:

Joseph del Moral, Director & Chief Executive Officer

Ronan Levy, Director & Executive Chairman & Corporate Secretary Hannan Fleiman, Director & President of Healthcare

Mujeeb Jafferi, Director & President

Dr. Ryan Yermus, Director & Chief Clinical Officer Tyler Dyck, Interim Chief Financial Officer

Helen M. Boudreau, Director Dieter Weinand, Director

Financial Highlights

As at June 30, 2020, the Corporation had $472,456 in cash (June 30, 2019 - $616,464). The Corporation had a total comprehensive loss of $59,633 for the six months ended June 30, 2020 (June 30, 2018 - $141,204) and $33,875 for the three months ended June 30, 2020 (June 30, 2019 -

$117,428). This loss is comprised of operating costs and expenses.

Selected Financial Information

The following table summarizes key financial information on a quarterly basis for the previous two years:

	June 30 2020	March 31 2020	December 31 2019	September 30 2019
	$	$	$	$
Total revenue	-	-	-	1,750
Net income	(33,875)	(25,758)	(64,202)	(33,567)
Basic and diluted loss per share	(0.01)	(0.00)	(0.01)	(0.01)
Total assets	479,261	509,065	542,317	582,160
Total liabilities	21,676	17,605	25,101	6,904

	June 30 2019	March 31 2019	December 31 2018	September 30 2018
	$	$	$	$
Total revenue	4	-	3,559	54
Net income	(117,428)	(23,776)	(79,841)	(70,293)
Basic and diluted loss per share	(0.02)	(0.00)	(0.01)	(0.01)
Total assets	624,127	656,696	700,331	760,312
Total liabilities	15,304	10,605	30,464	10,604

For the six-month period ended June 30, 2020, the Corporation reported no discontinued operations and did not declare any cash dividends. The Corporation’s revenue is comprised entirely of interest earned on cash and cash equivalent balances. Office and administration expenses represent the Corporation’s costs associated with its activities for the respective periods.

Operating Costs and Expenses

For the six-month period ended June 30, 2020, operating cost and expenses decreased to $59,633 compared to $141,208 for the same period in 2019. For the three months ended June 30, 2020, operating costs and expenses decreased to $33,875 compared to $117,432 for the same period in 2019. No expenses were capitalized during the six-month periods ended in 2020 and 2019.

Breakdown of Operating Costs and Expenses

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	$	$	$	$
Accounting and legal	8,894	6,992	13,718	8,681
Advertising and promotion	-	165	-	1,855
Consulting and director’s fees	14,000	12,500	26,000	18,500
Insurance	2,035	1,850	3,947	3,592
Office and miscellaneous	4,060	3,477	8,293	4,045
Share-based payments	-	80,160	-	80,160
Travel and business development	-	7,344	-	16,145
Regulatory and filing fees	4,886	4,944	7,675	8,230

Accounting and legal were $13,718 for the six-month period and $8,894 for the three-month period ended June 30, 2020 compared to $8,681 for the six-month period and $6,992 for the three-month period ended June 30, 2019.

Advertising and promotion were $nil for the six-month period and $nil for the three-month period ended June 30, 2020 compared to $1,855 for the six-month period and $165 for the three-month period ended June 30, 2019.

Consulting and directors’ fees were $26,000 for the six-month period and $14,000 for the three-month period ended June 30, 2020 compared to $18,500 for the six-month period and $12,500 for the three- month period ended June 30, 2019.

Office and miscellaneous were $8,293 for the six-month period and $4,060 for the three-month period ended June 30, 2020 compared to $4,045 for the six-month period and $3,477 for the three-month period ended June 30, 2019.

Travel and business development were $nil for the six-month period and $nil for the three-month period ended June 30, 2020 compared to $16,145 for the six-month period and $7,344 for the three- month period ended June 30, 2019.

Regulatory and filling fees were $7,675 for the six-month period and $4,886 for the three-month period ended June 30, 2020 compared to $8,230 for the six-month period and $4,944 for the three- month period ended June 30, 2019.

Certain operating costs and expenses (including advertising and promotion, travel and business development, and regulatory and filing fees) decreased due to the efforts by management to reduce overhead expenses for the Corporation. Accounting and legal and office and miscellaneous expenses increased for the six-month period in 2020 over the same period in 2019.

The Corporation’s revenue is comprised entirely of interest earned on cash and cash equivalents, short-term investment balances. There was no interest earned for the six-month period ended June 30, 2020.

For the six-month period ended June 30, 2020, share-based payments expense was $nil compared to

$80,160 for the six-month period ended June 20, 2019 as there were no share options granted during the six-month period ended June 30, 2020.

Liquidity and Capital Resources

The Corporation currently has no operational cash flow and has no outstanding bank debt or other interest-bearing indebtedness as at June 30, 2020.

a)	The Corporation had $472,456 in cash and working capital of $457,585 as at June 30, 2020. These balances will be used to fund operating costs and expenses and working capital requirements.

b)	The Corporation assesses its financing requirements and its ability to access debt or equity markets on an ongoing basis. Given the current conditions in the financial markets, the Corporation will seek to maintain financial flexibility and will monitor and assess its financing requirements. The Corporation’s ability to access the equity or debt markets in the future may be affected by prolonged market instability. The inability to access the equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on the Corporation’s financial condition, results of operations and prospects. Further discussion on these risks can be found in the “Risk Factors” section of the MD&A.

Investor Relations

The Corporation has no investor relations’ agreements.

Changes in Internal Controls over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the six-month period ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Financing

The Corporation does not currently have any operations generating cash to fund any projects or ventures and associated overhead costs. The Corporation is therefore dependent upon debt and equity financing to carry out business plans. There can be no assurance that such financing will be available to the Corporation.

Significant Accounting Judgments, Estimates and Assumptions

A detailed summary of all the Corporation’s significant accounting policies is included in Note 3 of the June 30, 2020 financial statements.

Related Party Transactions

A detailed summary of all related party transactions is included in Note 5 of the June 30, 2020 financial statements.

Off Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Outstanding Share Data and Stock Options

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. As at August 27, 2020, there were 6,361,047 common shares and nil preferred shares issued and outstanding.

The Corporation has a stock option plan. On May 10, 2019, the Corporation granted 400,000 stock options to directors and officers at an exercise price of $0.22 per share for a term of five years. As at August 27, 2020, there were 595,621 stock options outstanding.

The Corporation has no share purchase warrants outstanding as at August 27, 2020.

Risk Factors

Investment in the Corporation must be considered highly speculative due to the nature of the Corporation's business, its formative stage of development, its current financial position and its lack of earnings record. The following is a summary of the risk factors to be considered:

Sale

The Corporation has sold all of its oil and gas assets and is now seeking to identify and acquire or merge with an operating entity in the sector. Investment in the common shares of the Corporation is highly speculative given the unknown nature of the Corporation’s business and its present stage. There can be no assurance that an active and liquid market for the Corporation’s common shares will develop and an investor may find it difficult to resell the common shares.

Potential Transaction

Until identification and acquisition or merger with an operating entity, the Corporation is not anticipated to generate any cash flow to meet its operating costs. The Corporation has only limited funds with which to identify and evaluate potential targets and there can be no assurance that the Corporation will be able to identify a suitable target. Even if a proposed target is identified, there can be no assurance that the Corporation will be able to successfully complete the transaction. Completion of a target is subject to a number of conditions including acceptance by the TSXV and, in the case of a non-arm’s length transaction, the majority of the minority approval of the shareholders of the Corporation. Upon public announcement of a proposed target, trading in the common shares of the Corporation may be halted and may remain halted for an indefinite period of time. The common shares of the Corporation will not be reinstated to trading before the TSXV has reviewed the transaction. Reinstatement to trading provides no assurance with respect to the merits of the transaction or the likelihood of the Corporation completing the proposed transaction.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Management of Growth

The Corporation may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the Corporation. The Corporation does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in various industries can be intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

Substantial Capital Requirements

The Corporation may be required to make substantial capital expenditures for the acquisition and development of ventures and projects. The Corporation’s ability to access the equity or debt markets in the future may be affected by any prolonged market instability. There can be no assurance that debt or equity financing, or future cash (if any) generated by operations, would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. These funding arrangements are not yet in place. There is no assurance that the initiatives undertaken by management will be successful. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations and prospects.

Dilution

The Corporation may make future acquisitions or enter into financings or other transactions involving the issuance of securities of the Corporation, which may be substantially dilutive to existing shareholders and which may also result in a change of control of the Corporation.

Issuance of Debt

The Corporation may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase the Corporation's debt levels above industry standards for companies of similar size. Depending on future plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness the Corporation may incur. The level of the Corporation's indebtedness from time to time could impair the Corporation's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Dividends

To date, the Corporation has not declared or paid any dividends on its outstanding shares. Any decision to pay dividends on the shares will be made by the board of directors of the Corporation on the basis of its earnings, financial requirements and other conditions existing at such future time. At present, the Corporation does not anticipate declaring and paying any dividends in the foreseeable future.

Conflicts of Interest

Certain directors of the Corporation are also directors of other companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the Business Corporations Act (Alberta).

Financial Instruments

The Corporation considers its risks in relation to financial instruments in the following categories:

Credit Risk

Credit risk is the risk that counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Corporation. The Corporation has policies and procedures in place that govern the credit risk it will assume. The Corporation evaluates credit risks on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. The Corporation's objective is to have no credit losses. The primary sources of credit risk for the Corporation arise from the following financial assets: (1) cash and cash equivalents and (2) accounts receivable. The Corporation has not had any credit losses in the past and the risk of financial loss is considered to be low. As at June 30, 2020, the Corporation has no financial assets that are past due or impaired due to credit risk related defaults.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet obligations associated with financial liabilities. The Corporation's financial liabilities are comprised of accounts payable and accrued liabilities. The Corporation frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. The Corporation mitigates liquidity risk by maintaining a sufficient cash balance as well as maintaining sufficient current and projected liquidity to meet expected future payments.

Market Risk

Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. The Corporation evaluates market risk on an ongoing basis. At June 30, 2020, all of the Corporation's financial instruments were assessed to have little or no market risk.